UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   December 2006

Commission File Number 0-29586

 ENERNORTH INDUSTRIES INC.

1 King Street West, Suite 1502, Toronto, Ontario, M5H 1A1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                Yes     No X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERNORTH INDUSTRIES INC.

Date: December 15, 2006                                     By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

EnerNorth Industries Inc.

News Release

EnerNorth notified by AMEX of Continued Listing Standards Non-Compliance; Company expects its Common Shares to Remain Listed while it engages in AMEX Compliance Process

Toronto, Canada - December 15, 2006 - EnerNorth Industries Inc. (AMEX: ENY & Frankfurt Stock Exchange: EPW1) (www.enernorth.com) (“EnerNorth” or the “Company”) announces that on December 12, 2006 it received notice from the American Stock Exchange (“AMEX”) that the Company does not meet certain continued listing standards, specifically Section 1003(a)(i) of the Company Guide with shareholders' equity of less than US$2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years, and Section 1003(a)(ii) of the Company Guide with shareholders' equity of less than US$4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years.

The Company has the opportunity to submit a plan of compliance to the AMEX by January 12, 2007 advising AMEX of the action the Company has taken, or will take, that would bring it into compliance with the continued listing standards listed no later than June 11, 2008. If AMEX accepts the plan, the Company may be able to continue its listing during the plan period of up to eighteen months, during which time the Company will be subject to periodic review to determine whether it is making progress consistent with the plan. If AMEX does not accept the Company's plan or if the Company does not make progress consistent with the plan during the plan period or if the Company is not in compliance with the continued listing standards at the end of the plan period, AMEX may then initiate delisting proceedings.

EnerNorth intends to submit a plan to the AMEX on or before January 12, 2007.

In June 2005 the Ontario Superior Court granted an Order (“Order”) recognizing and enforcing in Ontario a US $5.6 million judgment that Oakwell Engineering Limited (a Singapore company) had obtained against the Company from the High Court of Singapore in August 2002. The Company appealed the Order to the Court of Appeal of Ontario, which dismissed the appeal.

On September 8, 2006 the Company filed an application for leave to appeal the Order to the Supreme Court of Canada. The Company seeks leave to argue that the Order should not have been granted because Singapore does not adhere to the rule of law or provide independent and impartial tribunals as those concepts are understood in Canadian law. The Supreme Court will only grant leave if it is persuaded that the case raises issues of public importance. The Supreme Court's decision on the leave application is not expected until late 2006 or early 2007.

As a result of the Company recording the judgment (approximately CDN$7.8 million as of September 30, 2006) and the related legal costs, the Company’s shareholders’ equity is below AMEX’s continued listing standards.

EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.293 million shares issued and outstanding in the capital of the Company.

For further information contact:
Sandra Hall
President
Telephone: (416) 861-1484
 www.enernorth.com

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these “forward-looking” statements to reflect new events or circumstances, unless required by securities law.

Suite 1502, 1 King Street West, Toronto, Ontario, M5H 1A1 Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com